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MAR - 1 2007
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SECUR 07005392 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 I Street, NW; Suite 800
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Weil (202) 367-3002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

2 Hopkins Plaza, Suite 700	Baltimore	MD	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milestone Advisors LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

My Commission Expires June 14, 2008

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and

Independent Auditor's Report

Milestone Advisors LLC

December 31, 2006

CONTENTS

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Boards of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the "Company") (a Delaware Company) as of December 31, 2006 and the related statements of income, member's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Baltimore, Maryland
February 23, 2007

vo Hopkins Plaza
ite 700
ltimore, MD 21201-2909
410.685.4000
410.837.0587
www.grantthornton.com

ant Thornton LLP
member of Grant Thornton International

FINANCIAL STATEMENTS

Milestone Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
CURRENT ASSETS	
Cash	$2,221,454
Accounts receivable	697,189
Due from employees	369,748
Due from parent	108,147
Prepaid expenses	59,417
Total current assets	3,455,955
OTHER ASSETS	
Property and equipment, net	23,715
Deposits	8,800
Investments	156,188
	188,703
	$3,644,658

LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$2,094,248
Deferred revenue	416,916
Total current liabilities	2,511,164
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	1,133,494
	$3,644,658

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF INCOME

Year ended December 31, 2006

Revenues:	
Advisory fees	$8,627,343
Commissions	67,872
Reimbursed expenses	379,221
Interest and other income	88,056
	9,162,492
Expenses:	
Compensation and benefits	6,436,920
Administrative expenses	894,799
Travel and entertainment	812,341
Occupancy	360,852
Impairment loss on investments	202,437
	8,707,349
Income from continuing operations	455,143
Discontinued operations, net	(82,293)
NET INCOME	$ 372,850

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF MEMBER'S EQUITY

Year ended December 31, 2006

Member's equity, January 1, 2006	$ 1,995,644
Distributions	(1,235,000)
Net income	372,850
Member's equity, December 31, 2006	$ 1,133,494

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 372,850
Adjustments to reconcile net income to net cash provided by operating activities	
Impairment loss on investments	202,437
Depreciation and amortization	6,950
Loss on disposal of assets	49,813
Changes in assets and liabilities	
Accounts receivable	(309,705)
Due from employees	(344,977)
Due from parent, net	(188,437)
Accounts payable and accrued liabilities	1,003,261
Due from clearing broker	202,858
Prepaid expenses	(29,417)
Deferred revenue	180,587
Net cash provided by operating activities	1,146,220
Cash flows from investing activities	
Purchase of computer equipment	(14,652)
Payment of security deposit	(8,800)
Proceeds from disposal of assets	3,636
Net cash used in investing activities	(19,816)
Cash flows from financing activities	
Distributions	(1,235,000)
NET DECREASE IN CASH	(108,596)
Cash at beginning of year	2,330,050
Cash at end of year	$ 2,221,454

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Milestone Advisors LLC, a Delaware Limited Liability Company (the "Company"), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the NASD, Inc. ("NASD"). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)(ii) of the rule.

In addition to the broker-dealer services, the Company engages in investment banking services which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assistance with mergers and acquisitions. The Company operates from leased facilities located in Washington, DC provided by its sole member, Milestone Merchant Partners, LLC ("MMP"), and its own office in Miami, Florida.

During 2005, the Company discontinued its operations in Short Hills, NJ. In 2006, certain expenses were incurred in conjunction with the final shut down and lease termination of this location. These expenses have been classified as discontinued operations.

Allocation of Expenses

The Company entered into a new expense sharing agreement with MMP in 2006. In accordance with that agreement, certain operating expenses are allocated to the Company from MMP.

The Company periodically provides personnel to MMP for their client engagements. Accordingly, expenses have been allocated from the Company to MMP. Periodic cash settlements are made between the Company and MMP related to these expense allocations.

Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue in the period in which the services have been provided, the revenue is fixed and determinable and collectibility is reasonably assured.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition - Continued

Advisory fees represent fees arising from financings for which the Company acts as an agent and fees earned from providing merger and acquisition and financial advisory services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed.

Commissions are earned for balances maintained by clients with an investment fund and are recognized as earned.

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory engagements.

Collectibility of Accounts Receivable

The Company does not maintain an allowance for doubtful accounts because based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions and in the opinion of management, an allowance is not required. Should business conditions deteriorate or any major client default on its obligations to the Company, an allowance may need to be established, which would have a negative impact upon the Company's operations. The allowance for doubtful accounts would be an estimate established through charges to administrative expenses.

Investments

The Company holds an investment in a United States domestic private equity which is recorded at cost and assessed for impairment.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments - continued

The Company holds an investment in an equity security with a readily determinable market value. The Company classifies equity securities with readily determinable market values as trading, available for sale or held to maturity. As of December 31, 2006, all of the Company's marketable securities are classified as available for sale. Trading and available for sale debt and equity securities are recorded at aggregate fair values. Fair values are determined as the last reported sales price on the valuation date. Changes in the fair value of trading securities are recorded currently as income (loss) and changes in the fair value of available for sale securities are included in other comprehensive income unless such changes are deemed to be other than temporary, in which case they are recognized in the statement of income. Held to maturity debt and equity securities are recorded at amortized cost.

Clearing Broker

In 2005, the Company closed its operating location in Short Hills, NJ and discontinued this line of business. As of December 31, 2005, the Company had a cash account balance with Citigroup Global Markets Inc. ("Citigroup") for the purpose of executing customer security purchases and sales in the amount of $202,858. During 2006, the Company terminated its agreement with Citigroup and collected its cash account balance.

Income Taxes

As a single member limited liability company, the Company is required to report all items of income, credit, deduction, and loss in the tax returns of the Company's sole member. Accordingly, no federal income taxes are provided for by the Company in the accompanying financial statements.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment

Property and equipment are stated at cost. The Company capitalizes all purchases of property and equipment greater than $1,000. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of 5 years. The Company uses the straight-line method for computing depreciation.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities at date of purchase of three months or less.

NOTE B - RELATED PARTY TRANSACTIONS

In accordance with the expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. As of December 31, 2006, MMP owed the Company $108,147.

MMP has a revolving line of credit and note payable for which MMP has pledged its membership interests of the Company as collateral for the borrowing. The Company's revolving line of credit and note payable were negotiated in 2005 through an arms length transaction with a bank. The Chairman of MMP also serves as the Chair of the Board of the bank. In 2006, the Company paid consulting fees to the Chairman of MMP in the amount of $125,000.

The Company provides short term cash advances to certain senior employees for personal expenses which are subsequently reimbursed. These balances are included on the balance sheet as due from employees and amount to $369,748 as of December 31, 2006.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

NOTE C - INVESTMENTS

In 2003, as partial payment for advisory services, the Company received two warrants to purchase 99,800 shares of common stock of a company in the mortgage banking business. Management originally estimated the value of these warrants to be $62,000. In 2006, these warrants were determined to be impaired due to the financial condition of the mortgage banking business and were written off to the Impairment loss on investments per the statement of income for $62,000.

In 2005, the Company received stock from a client as payment under a contract for advisory services, which have been classified as available for sale securities. In 2006, these shares have experienced an other than temporary decline in market value which has been recognized as a loss in the Impairment loss on investments per the statement of income for $140,437.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers and equipment	$27,945
Furniture and fixtures	2,849
	30,794
Less accumulated depreciation	(7,079)
	$23,715

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2006, the Company had net capital of $1,320,290, which exceeded minimum net capital requirements by $1,288,007.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2006

NOTE E - NET CAPITAL REQUIREMENT - Continued

Subsequent to year end, for the period from January 1, 2007, through January 15, 2007, the Company was not in compliance with the minimum net capital requirement. The noncompliance was corrected on January 16, 2007.

NOTE F - CONCENTRATION OF REVENUE

For the year ended 2006, one customer accounted for 23% of advisory fee revenue.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease for office space with an initial non-cancelable term in excess of one year that expires in 2008. During the year, the Company paid a security deposit of $8,800. Future annual rentals at December 31, 2006, are:

Year	Amount
2007	$54,000
2008	18,000

Rent expense for this location amounted to $57,462 for the year ended December 31, 2006.

SUPPLEMENTARY INFORMATION

Milestone Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital	
Member's equity	$1,133,494
Addition for Discretionary Bonuses	1,610,000
Adjusted net worth	2,743,494
Deductions for non-allowable assets	
Accounts receivable and due from employees	1,066,937
Due from parent	108,147
Prepaid expenses	59,417
Investments	156,188
Deposits	8,800
Property and equipment	23,715
	1,423,204
Net capital	1,320,290
Minimum net capital requirement - the larger of 6 2/3% of aggregate indebtedness of $484,248 or minimum net capital requirement $5,000	32,283
Excess net capital	$1,288,007
Ratio of aggregate indebtedness to net capital	36.68%
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	$ 309,248
Non discretionary bonuses	175,000
	$ 484,248
Reconciliation with the Company's computation (included in Part II of Form X-17 A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$1,682,052
Adjustment to deferred revenue	(361,762)
Net capital per above	$1,320,290

Milestone Advisors LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under paragraph K(2)(ii) of the rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Milestone Advisors LLC

In planning and performing our audit of the financial statements and supplementary schedules of Milestone Advisors LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hopkins Plaza
e 700
more, MD 21201-2909
10.685.4000
10.837.0587
ww.grantthornton.com

t Thornton LLP
ember of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 23, 2007

END